                                                                    EXHIBIT 12.1


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
                                                           SYNETIC, INC.

                                                RATIO OF EARNINGS TO FIXED CHARGES
                                                   (in thousands, except ratios)



                                                                                                 Six Months Ended
                                                                Year Ended June 30,                December 31,
                                          -----------------------------------------------------  ----------------
                                             1992      1993       1994       1995       1996       1995     1996
                                          ---------  --------  ---------  ---------  ----------  -------   ------

Fixed Charges:
  Interest expense                         $3,405     $3,786    $5,734     $3,469         --         --       --
  Amortization of debt insurance costs        143        241       241        150         --         --       --
  Estimated interest element of
    rental payments                            65         46        49         66        106         33        53
                                          ---------  --------- ---------  ---------  ----------  -------   -------
        Total fixed charges                 3,613      6,073     6,024      3,685        106         33        53

Adjusted earnings(1):
  Add: Income from continuing
    operations before income taxes          6,031      5,430     1,643 (2)  7,741 (3) 13,202      6,251     7,582 (4)
                                          ---------  --------- ---------  ---------  ----------  -------   -------
      Adjusted earnings                    $9,644    $11,503   $ 7,667    $11,426    $13,308     $6,284    $7,635
                                          =========  ========= =========  =========  ==========  =======   =======
Ratio of earnings to fixed charges            2.7 x      1.9 x     1.3 x      3.1 x    125.5 x    191.4 x   144.1 x
                                          =========  ========= =========  =========  ==========  =======   =======

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(1)  Earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations before taxes, excluding non-recurring charges, and fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the estimated interest element of rental payments.

(2) Excludes a non-recurring charge consisting of one-time payments in the aggregate of $563 made to certain executive officers in conjunction with the acquisition of the Company's former parent company.

(3) Excludes non-recurring charges of: (i) $5,580 primarily related to the award of stock options to certain officers in connection with the completion of the sale of the Institutional pharmacy business and the purchase of shares of Company stock owned by Merck & Co., Inc., and (ii) $1.083 related to the conversion and redemption of the Company's debentures in February 1995.

(4) Excludes a non-recurring charge consisting of the write-off of purchased research and development costs of $28,600 associated with the Company's purchase of Avicenna Systems Corp.